Exhibit 3.47

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC Pine Ridge, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Rd, #400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is         .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 19th day of August, 2013.

By:	/s/ James F. Mosier
Authorized Person (s)
Name:	James F. Mosier

State of Delaware Secretary of State Division of Corporations Delivered 10:17 AM 08/19/2013 FILED 10:17 AM 08/19/2013 SRV 131000755 - 5385034 FILE